As filed with the Securities and Exchange Commission on June 20, 2019

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2
to

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13 (E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

LIGHTSTONE VALUE PLUS REAL ESTATE INVESTMENT TRUST, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, $0.01 par value per share
(Title of Class of Securities)

53227A103
(CUSIP Number of Class of Securities)

Joseph E. Teichman, Esq.
c/o The Lightstone Group
Lightstone Value Plus Real Estate Investment Trust, Inc.
1985 Cedar Bridge Avenue, Suite 1
Lakewood, New Jersey 08701
(732) 367-0129
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

CALCULATION OF FILING FEE

Transaction Valuation: $3,500,000 (a)	Amount of Filing Fee*: $424.20 (b)

(a)	Calculated as the maximum aggregate purchase price to be paid for shares of common stock.

(b)	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $121.2 per million of the aggregate amount of cash offered by the Company.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $424.20	Filing Party: Lightstone Value Plus Real Estate Investment Trust, Inc.
Form or Registration No.: 005-86416	Date Filed: April 19, 2019
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

SCHEDULE TO

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on April 19, 2019 and amended by Amendment No. 1 thereto filed with the SEC on June 3, 2019 (as amended by Amendment No. 2, the “Schedule TO”). This Schedule TO relates to the offer by Lightstone Value Plus Real Estate Investment Trust, Inc., a Maryland corporation (the “Company”), to purchase for cash up to 500,000 shares of the Company’s common stock, par value $0.01 per share (the “Shares”), subject to the Company’s ability to increase the number of Shares accepted for payment in the offer by up to, but not more than, 1% of the Company’s outstanding Shares (resulting in a commensurate increase in the number of Shares by up to approximately 0.2 million Shares) without amending or extending the offer in accordance with rules promulgated by the Securities and Exchange Commission, at a purchase price of $7.00 per Share, net to the seller in cash, less any applicable withholding taxes and without interest. The Company’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 19, 2019 (as the same may be further amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), which, together with any amendments or supplements thereto, constitute the “Offer.”

The purpose of this Amendment No. 2 is to serve as a final amendment to the Schedule TO reporting the final results of the Offer. Only those items amended are reported in this Amendment No. 2.

Item 11. Additional Information.

“The Offer proration period and withdrawal rights expired at 11:59 p.m. Eastern Time, on June 14, 2019, and the Offer was not extended. The Company has been advised by the Depositary that a total 60,420 Shares were validly tendered and not validly withdrawn. In accordance with the terms of the Offer, the Company has accepted for purchase 60,420 Shares at a purchase price equal to $7.00 per Share, net to the seller in cash, less any applicable withholding taxes and without interest, for a total cost of approximately $0.4 million, excluding fees and expenses relating to the Offer. Payment for the Shares purchased pursuant to the Offer will commence promptly. The Shares accepted for purchase in the Offer represent 0.26% of the issued and outstanding Shares as of March 31, 2019.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

LIGHTSTONE VALUE REAL ESTATE INVESTMENT TRUST, INC.

Date: June 20, 2019
	BY:	/s/ David Lichtenstein
David Lichtenstein
Chief Executive Officer and Chairman of the Board